[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 22, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros
Ms. Stacie D. Gorman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Western Asset Mortgage Capital Corporation
  Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

        Further to the conversation between Ms. Gorman and Bethany M. Haynes of this firm on September 21, 2009, and on behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the "Company"), enclosed is a copy of pages 132 through 138 and pages A-1 through A-16 of the above-referenced Registration Statement (the "Registration Statement"), marked to show changes from the Registration Statement on Form S-11 filed with the Commission on September 2, 2009.

        The changes reflected in the enclosed pages include those made in response to the comments (the "Comments") of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter of September 15, 2009 (the "Comment Letter"). The enclosed pages also include other changes that are intended to update, clarify and render more complete the information contained therein.

        In particular, we also draw your attention to Table II for each of the Guide 5 funds on pages A-2, A-5, A-8, A-11 and A-14. We have revised the line item "Dollar amount of cash generated from operations before deducting payments to sponsor" to read "Realized net investment income generated from operations before deducting payments to sponsor." The presentation of this line item was revised because the operations of the underlying funds are measured on an accrual basis rather than on a cash basis. Such presentation is consistent with the financial statements of the underlying funds. As a result, we think this description is more accurate, as the number corresponding to this line item includes accrued income from operations in addition to cash.

        Set forth below are the Comments and each of the Company's responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General Comments

1.
We note that you have not included a price range. Please amend your disclosure to include a bona fide estimate of the price range for the securities and ensure that you provide all of the additional disclosure that is based on this price range.

        In response to the Staff's comment, we have revised the prospectus to add disclosure that is based on a proposed offering price and the number of shares being offered.

2.
Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority ("FINRA") or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

        We confirm that a copy of the letter from FINRA confirming that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements has been separately provided to the Staff.

Historical Performance of Our Manager's Investments...Page 132

3.
We note your response to comment 1 of our letter dated, August 28, 2009. On pages 132 and 133 you have described portfolios that "may have a material allocation to real estate or real estate-related assets, including our target assets, but are not focused primarily on real estate or real estate-related assets." It appears that you have concluded that those portfolios described on pages 132 and 133 are not "programs" within the meaning of Guide 5. Please note that Guide 5 requires you to include as programs those that "have invested primarily in real estate, regardless of the investment objectives of the programs." Please confirm to us that the portfolios described on pages 132 and 133 have not invested primarily in real estate, regardless of the "focus" or "investment objectives" of the portfolios. Please also revise your narrative disclosure of the "programs" on page 134 to provide all of the disclosure required by Item 8.A of Guide 5 in the format required by this item. By way of example, for your five portfolios that you deem to be "programs", please provide the total amount of money raised as required by Item 8.A.1(c) of Guide 5. Please review and respond to all of items required in the narrative summary of Item 8.A. of Guide 5.

        In response to the Staff's comment, the Company confirms that the portfolios described on pages 132 to 134 are not "programs" within the meaning of Guide 5 as they have not invested primarily in real estate or real estate-related assets. The disclosure on page 132 has been revised to this effect.

        The Company respectfully submits that the disclosure required by Item 8.A of Guide 5 that is not included in the prospectus is not applicable to the "programs" described therein. For the convenience of the Staff, the specific items required by Item 8.A of Guide 5 are set forth below along with an explanation as to the reason for not including certain items:

        Item 8.A.1(a) [the number of programs sponsored]:    The number of programs sponsored is disclosed on page 134 of the prospectus.

        Item 8.A.1(b) [the total amount of money raised from investors]:    Comparable disclosure on the amount of assets under management in the programs is provided in the prospectus. Because these programs are open end vehicles and investors may invest or redeem their investment on a daily basis, disclosure of the total amount of money raised would be misleading to investors, as it would vastly overstate the amount managed by the Company's external manager, Western Asset Management Company ("Western Asset"), on a day-to-day basis. Instead, the number typically disclosed with regard to an investment manager's experience and track record is assets under management, or the total assets of each program. This number has been provided on pages 134 to 137 for each of the five programs discussed in the prospectus.

        Item 8.A.1(c) [the total number of investors]:    Many of the investors in the programs invest through streetname, brokerage and other omnibus accounts, and as a result we cannot determine the exact number of investors in the programs. Moreover, because the programs are open ended, the number of investors fluctuates. Providing the total number of investors would be misleading to investors, particularly in the case of the mutual funds (the Legg Mason Partners Government Securities Fund, the Smash Series M Fund, and the Legg Mason Partners Variable Government Portfolio), which are or were open to retail investors.

        Item 8.A.1(d)-(h) [provisions related to actual real estate]:    We disclose on page 134 of the prospectus that the programs invest in real estate related securities (and not actual properties). We describe generally what these securities are and provide a break down of the fund's assets between non-Agency RMBS, Agency RMBS, ABS and CMBS.

        Item 8.A.2 [major adverse business development or conditions experienced by prior programs]:    The disclosure on page 134 has been revised to include a discussion of those major adverse business developments or conditions experienced by programs that would be material to investors.

        Item 8.A.3 [undertaking]:    As noted in our letter to the Commission dated September 2, 2009, the undertaking required by Item 8.A.4 of Guide 5 does not apply to the Registration Statement as neither the Smash Series M Fund nor the Legg Mason Partners Government Securities Fund, the two funds currently managed by Western Asset that are open end mutual funds registered under the Investment Company Act of 1940, as amended, files Annual Reports on Form 10-K with the Commission.

        Item 8.A.4 [summary of acquisitions of properties as set forth in Table VI]:    The disclosure required by Item 8.A.4 of Guide 5 does not apply to the offering. As previously addressed in our letter to the Commission dated August 14, 2009, the Company has advised us that no program sponsored by Western Asset with similar investment objectives to the Company has disposed or acquired, respectively, properties in the most recent three years. Instead, as noted above, the real estate funds invest primarily in non-real property real estate assets, including non-Agency RMBS, Agency RMBS, CMBS and ABS, in addition to a variety of other security types.

4.
We note your response to comment 2 of our letter dated August 28, 2009 as it relates to three separate accounts managed on behalf of private institutional clients. Please provide us additional analysis as to the discretion each separate account investor did or may exercise over the investments in each account. Please also revise your disclosure on page 134 to clarify that of the eight portfolios that primarily invest in your target assets, three are separate accounts managed on behalf of private institutional clients.

        Further to our response to comment 2 in the letter from the Staff dated August 28, 2009, in addition to having the discretion to decide when to commence trading, when to add to or withdraw funds from its separate account, and when to terminate the account relationship, each separate account investor also engages with the account managers in discussing the design of the account, including issues such as permitted investments, desired return and risk tolerance profiles. As stated previously, we do not believe that the three portfolios that are separate accounts come within the purview of Guide 5 because Western Asset does not retain sole decision-making authority over these separate investment accounts.

        In response to the Staff's comment, the disclosure on page 134 has been revised to clarify that of the eight portfolios that primarily invest or invested in the Company's target assets, three are separate accounts managed on behalf of private institutional clients.

5.
We note your response to comment 3 of our letter dated, August 28, 2009. Please disclose the expense borne by Western Asset or Legg Mason in Table I.

        In response to the Staff's comment, Table I for the Smash Series M Fund on page A-7 of Appendix I has been revised to reflect the expenses incurred by Legg Mason in connection with the organization of this fund. Each of the Western Asset Mortgage Backed Securities Portfolio, LLC, and the Western Asset Opportunistic Structured Securities Portfolio, LLC, bore its own organizational expenses.

6.
We note your response to comment 5 of our letter dated, August 28, 2009 and your inclusion of Table IV for the LMP Variable Government Fund. Please explain to us or revise your disclosure in the Table to explain why most of the items are not applicable. For example, please explain why there was no return of capital when the mutual fund was redeemed.

        The Legg Mason Partners Variable Government Portfolio (the "LMP Variable Government Fund") was an open-ended mutual fund that closed on May 1, 2008. Certain line items required by Table IV are not applicable to mutual funds and, therefore, in response to the Staff's comment and to avoid confusing potential investors in the offering, the Company has omitted those line items from Table IV. Set forth below are the line items that are being omitted from the Company's revised Table IV for the LMP Variable Government Fund, and the reasons therefor.

Guide 5 Line Item	Commentary
Ordinary income (loss) from recapture	Omitted—these line items are not applicable because the LMP Variable Government Fund did not invest in real property. The LMP Variable Government Fund received interest income and had gains/(losses) for investing in fixed income securities during the periods reported. It would not have had any depreciation recapture to report.
"Deferred gain Capital Ordinary"	Omitted—these line items are not applicable because the tax rules that required the LMP Variable Government Fund to distribute income each year meant that the fund did not defer gains.
"Cash distribution to investors source (on GAAP basis)" "Return of Capital"

Omitted—this line item was omitted because the term "return of capital" in a mutual fund context refers to the tax return of capital to shareholders, of which there was none for the LMP Variable Government Fund. Inclusion of this line item may be confusing and would not be meaningful to investors.

"Source (on cash basis) Sales Refinancing Operation Other"	Omitted—these line items were omitted because the LMP Variable Government Fund only reported income on a GAAP basis, and therefore is not able to report cash distribution sources on a cash basis.

        In addition to the responses to the comment letter dated September 15, 2009 set forth above, we have revised the response to comment 9 in the comment letter dated August 10, 2009 and have set forth the revised response below for the Staff's consideration:

Note 2—Formation of the Company and Initial Public Offering, page F-4

9.
We have read and considered your response to comment 29. We will continue to monitor your filing for the inclusion of terms of the management agreement with Western Asset Management Company within your footnotes of the financial statements.

        In response to the Staff's comment, we respectfully submit that the management agreement between the Company and Western Asset will not be executed until the closing of the offering and it is therefore not appropriate to include disclosure of and accounting for key provisions of such agreement in the footnotes to the financial statements.

* * * * *

        Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,
/s/ David J. Goldschmidt David J. Goldschmidt, Esq.
cc:
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019